Exhibit 99.4

Execution Version

INVESTOR RIGHTS AGREEMENT by and between GREENBROOK TMS INC. and BENJAMIN KLEIN Dated as of July 14, 2022

TABLE OF CONTENTS

Page

ARTICLE I GOVERNANCE	1

1.1	Board of Directors	1
1.2	Board Nominee	2

ARTICLE II REPRESENTATIONS AND WARRANTIES	2

2.1	Representations and Warranties of the Investor	2
2.2	Representations and Warranties of the Company	3

ARTICLE III DEFINITIONS	3

3.1	Defined Terms	3
3.2	Terms Generally	5

ARTICLE IV MISCELLANEOUS	5

4.1	Term	5
4.2	Amendments and Waivers	5
4.3	Successors and Assigns	5
4.4	Severability	5
4.5	Counterparts	6
4.6	Entire Agreement	6
4.7	Governing Law; Jurisdiction	6
4.8	WAIVER OF JURY TRIAL	6
4.9	Specific Performance	6
4.10	No Third-Party Beneficiaries	6
4.11	Notices	6

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INVESTOR RIGHTS AGREEMENT, dated as of July 14, 2022 (as may be amended from time to time, this “Agreement”), by and between Greenbrook TMS Inc., an Ontario corporation (the “Company”) and Mr. Benjamin Klein (the “Investor”).

W I T N E S S E T H:

WHEREAS, the Company, TMS NeuroHealth Centers Inc., a Delaware corporation, the Investor, Batya Klein, Success Behavioral Holdings, LLC, a Florida limited liability company (“Success”), and Theragroup LLC, a Delaware limited liability company (“Theragroup”) have entered into a Membership Interest Purchase Agreement, dated as of May 15, 2022 (as may be amended from time to time, the “Purchase Agreement”), pursuant to which, among other things, the Company is acquiring all of the issued and outstanding membership interests in Check Five LLC d/b/a Success TMS, a Florida limited liability company (the “Acquisition”) in exchange for common shares of the Company (the “Common Shares”); and

WHEREAS, the Company seeks to grant certain board nomination rights to the Investor in connection with the Acquisition; and

WHEREAS, each of the parties wishes to set forth in this Agreement certain terms and conditions regarding ownership of the Common Shares.

NOW, THEREFORE, in consideration of circumstances recited above and the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GOVERNANCE

1.1            Board of Directors.

(a)            Immediately prior to the Appointment Date, the board of directors of the Company (the “Board”) shall have expanded its size, if necessary, to create a vacancy for one (1) qualified nominee to represent the Investor. The Investor shall have, upon and following the Closing, the right to designate, subject to the terms and conditions of this Section 1.1, one nominee to the Board (the “Board Nominee”) (which Board Nominee may be the Investor). At least thirty (30) days prior to the Appointment Date, the Investor shall have provided the Company written notice of the identify of a Board Nominee proposed to be nominated by the Investor. The Board shall in good faith and promptly (but in any case not later than the Appointment Date) consider whether such Board Nominee is qualified and suitable to serve as a member of the Board under all applicable corporate governance policies and guidelines of the Company and the Board and applicable legal, regulatory and stock exchange requirements. The Board and the appropriate committees of the Board shall in good faith conduct the consideration of the qualifications, suitability of the Board Nominee, and make any determinations with respect thereto in a manner consistent with considerations and determinations in respect of other members of the Board. The Investor shall cause the Board Nominee to make himself or herself reasonably available for interviews, to consent to such reference and background checks or other investigations and to provide such information (including information necessary to determine any disclosure obligations of the Company) as the Board or any committee thereof may reasonably request. If the Board determines that the Board Nominee is qualified and suitable to serve as a member of the Board under all applicable corporate governance policies and guidelines of the Company and the Board and applicable legal, regulatory and stock exchange requirements (collectively, the “Applicable Requirements”), then the Investor shall nominate, and the Board shall appoint such initial Board Nominee to the Board on the day immediately following the Closing Date (the date of each such appointment, an “Appointment Date”). Provided that such Board Nominee then meets the Applicable Requirements, then so long as the Investor (together his immediate family members and their respective Affiliates) collectively beneficially own, as of the date of mailing of the Company’s proxy circular, proxy statement (or consent solicitation or similar document) for its annual meeting of shareholders (or consent in lieu thereof), at least 5% of the Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act (the “Nomination Condition”), the Company shall nominate the Board Nominee for re-election as a director by the shareholders of the Company at the end of each term of such Board Nominee as part of the slate proposed by the Company that is included in the proxy circular, proxy statement (or consent solicitation or similar document) of the Company relating to the election of the Board. In the event that the Board determines that the Board Nominee does not meet the Applicable Requirements, or if such Board Nominee ceases to be a member of the Board at any time and for any reason, so long as the Nomination Condition has been satisfied at such time, the Investor may select another person as a designee as its Board Nominee and, if the Board determines that such nominee meets the criteria set forth above (including the Applicable Requirements), such designee shall become the Board Nominee and shall be promptly appointed by, or nominated for election by shareholders to, as applicable, the Board. The Board shall undertake any review of any such new Board Nominee in accordance with this paragraph and shall complete such review promptly, and in any event within ten (10) Business Days following receipt by the Company of the identity of the Board Nominee, provided that during the pendency of such review, such Board Nominee shall promptly provide the Board with such information, and shall make themselves available to the Board, as the Board in its sole discretion, acting reasonably, deems necessary to complete its review of such Board Nominee. Notwithstanding anything else contained in this Agreement to the contrary, if at any time following the Closing, the Board Nominee is not a member of the Board for any reason and a new Board Nominee has not been appointed by the Investor, as long as at such time the Nomination Condition has been satisfied and continues to be satisfied, the Investor shall be entitled to designate an observer at meetings of the Board, and the Company shall provide all materials that are provided to other members of the Board in connection with such meetings to such observer, unless such attendance or the provision of such materials would result in an actual conflict of interest or violate any of the applicable corporate governance policies and guidelines or applicable legal, regulatory or stock exchange requirements or would result in the loss of attorney-client privilege. It being understood that any such observer in its capacity as such shall not have any fiduciary duties to the Company, any of the Company’s Affiliates, the Board or any stockholder of the Board or any other Person with respect to the business and affairs of the Company or any Affiliate of the Company, whether existing at law or equity. Notwithstanding anything in this Agreement to the contrary, in the event of investor’s death or disability, so long as the Nomination Condition has been satisfied at such time and remains satisfied, then all of the rights granted to the Investor hereunder shall be automatically transferred to a duly authorized representative of the Investor, in the case of disability, or a duly authorized representative of the estate of the Investor, in the case of death, and the Board shall (and shall cause the Company to) take any and all actions that are necessarily and/or desirable to effect such transfer of rights.

(b)            The Board Nominee shall be subject to the policies and requirements of the Company and the Board, in a manner consistent with the application of such policies and requirements to other members of the Board. The Company shall reimburse the Board Nominee for his or her reasonable expenses incurred in connection with Board service, reimburse and advance to the Board Nominee his or her expenses, indemnify the Board Nominee, and provide him or her with coverage pursuant to director and officer insurance to the same extent it reimburses and advances, indemnifies and provides insurance for the other outside members of the Board pursuant to its organizational documents, applicable law or otherwise. The Company agrees that such indemnification arrangements will provide that such indemnification, reimbursement and advancement will be the primary source of indemnification and reimbursement and advancement of expenses in connection with the matters covered thereby and payment thereon will be made before, offset and reduce any other indemnity or expense reimbursement or advancement to which the Board Nominee may be entitled or which is actually paid in connection with such matters, including as an employee of any Affiliates of the Investor. On or prior to the Appointment Date, the Company shall deliver a copy of the Director Indemnification Agreement to the Board Nominee, duly signed by an officer of the Company, and the terms thereof shall be not less favorable to such Board Nominee than the terms of similar agreements entered into between the Company and any other member of the Board then serving.

1.2            Board Nominee. After the Appointment Date, at the first such time that the Investor (together his immediate family members and their respective Affiliates) collectively beneficially owns less than 5% of the Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act, the Investor shall no longer have the right to designate any Board Nominee and, if requested by the Company, the Investor shall cause the Board Nominee to promptly tender his or her resignation to the Board.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1            Representations and Warranties of the Investor. The Investor, as of the date hereof, hereby represent and warrant to the Company as follows:

(a)            The Investor has the power, authority and capacity to execute and deliver this Agreement, and to perform his obligations hereunder.

(b)            This Agreement will not violate, conflict with or result in a breach of or default under (i) any material agreement or instrument to which the Investor is a party or by which the Investor or any of his respective assets are bound, or (ii) any material laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Investor.

(c)            This Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

2.2            Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor as of the date hereof as follows:

(a)            The Company is duly organized, validly existing and in good standing, and has the power, authority and capacity to execute and deliver this Agreement, and to perform its obligations hereunder.

(b)            The execution, delivery and performance by the Company of this Agreement has been duly authorized, and does not (i) conflict with the Company’s organizational documents, (ii) contravene, conflict with, constitute a default under or violate any material law applicable thereto, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any governmental authority by which the Company may be bound or affected, or (iv) constitute an event of default or material breach under any Greenbrook Material Contract (as defined in the Purchase Agreement) by which the Company, any of its Subsidiaries or any of their respective properties, is bound. Neither the Company nor any of its Subsidiaries is in default or material breach under any Greenbrook Material Contract to which it is a party or by which it or any of its assets is bound in which such default could reasonably be expected to have a Greenbrook Material Adverse Effect (as defined in the Purchase Agreement) or constitute a material adverse change.

(c)            This Agreement has been duly authorized by the Company and constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, transfer, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

ARTICLE III

DEFINITIONS

3.1            Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“Acquisition” has the meaning set forth in the Recitals.

“Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act. As used in this definition of “Affiliate,” the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or partnership or other ownership interest, by contract, or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Appointment Date” has the meaning set forth in Section 1.1(a).

“Board” has the meaning set forth in Section 1.1(a).

“Board Nominee” has the meaning set forth in Section 1.1(a).

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, any day which is an Ontario provincial or national legal holiday in Canada, or any day on which banking institutions in the State of New York or in Toronto, Canada are authorized or required by law or other governmental action to close.

“Closing” has the meaning set forth in the Purchase Agreement.

“Common Shares” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Director Indemnification Agreement” means that the Director Indemnification Agreement in the form entered into between the Company and each of the members of the Board, the current form of which is attached hereto as Exhibit A.

“Exchange Act” means the U.S. Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Investor” has the meaning set forth in the Preamble.

“Nomination Condition” has the meaning set forth in Section 1.1(a).

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“Purchase Agreement” has the meaning set forth in the Recitals.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any Person of which more than fifty percent (50%) of the voting securities or other equity interests (in the case of Persons other than corporations) is owned or controlled, directly or indirectly, by such Person or through one or more intermediaries.

“Success” has the meaning set forth in the Recitals.

“Theragroup” has the meaning set forth in the Recitals.

3.2            Terms Generally. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole and not merely to the specific section, paragraph or clause in which such word appears. All references herein to “Articles” and “Sections” shall be deemed references to Articles and Sections of this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in this ARTICLE III and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. References herein to any agreement or letter shall be deemed references to such agreement or letter as it may be amended, restated or otherwise revised from time to time.

ARTICLE IV

MISCELLANEOUS

4.1            Term. This Agreement will be effective as of the Closing and, except as otherwise set forth herein, will continue in effect thereafter until (a) the mutual written agreement of the parties hereto to terminate this Agreement or (b) as to the Investor, the first date on which the Investor (together his immediate family members and their respective Affiliates) collectively no longer beneficially own at least 5% of the outstanding Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act.

4.2            Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any right or remedy provided by applicable law.

4.3            Successors and Assigns. Except as otherwise expressly provided in this Section 4.3, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the parties hereto. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 4.3 shall be null and void ab initio.

4.4            Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but, if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any such provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

4.5            Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

4.6            Entire Agreement. This Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

4.7            Governing Law; Jurisdiction. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

4.8            WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY.

4.9            Specific Performance. The parties agree that irreparable damage may occur if any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to seek an injunction or injunctions or other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court set forth in Section 4.7, in addition to any other remedy to which they are entitled at law or in equity.

4.10            No Third-Party Beneficiaries. Nothing in this Agreement shall confer any right upon any Person other than the parties hereto.

4.11            Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by facsimile or electronic communication, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company, to:

Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4
Attn: Erns Loubser

Email: [***Redacted – Personally Identifying Information***]

with copies (which shall not constitute notice) to:

Torys LLP
1114 Avenue of the Americas, 23rd Floor
New York, New York 10036
Attn: Christopher R. Bornhorst, Esq.
Email: [***Redacted – Personally Identifying Information***]

If to the Investor, to the address of the Investor described in Section 10.1 of the Purchase Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have duly executed this Agreement by their authorized representatives as of the date first above written.

GREENBROOK TMS INC.

By:	/s/ William Leonard
Name: William Leonard
Title: President and Chief Executive Officer

[Signature Page to Investor Rights Agreement]

INVESTOR:

By:	/s/ Benjamin Klein
Name: Benjamin Klein

[Signature Page to Investor Rights Agreement]

EXHIBIT A

DIRECTOR INDEMNIFICATION AGREEMENT

[***Redacted – Commercially Sensitive Information***]